Exhibit 99.1

MEDIA RELEASE

June 20, 2024

Algoma Steel Group Reports Fiscal Fourth Quarter and Full Year 2024

Financial Results

Fourth Quarter Results In-Line with Previously Announced Expectations

Plate and Strip Operations Running at Planned Production Levels

Reaffirmed Outlook on Transformative Electric Arc Furnace (EAF) Project

Provides Outlook for Q1 Fiscal 2025

Further Strengthened Liquidity with US$350 Million Senior Secured Second Lien Note

Financing

SAULT STE. MARIE, ONTARIO (June 20, 2024) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its fiscal fourth quarter and full year ended March 31, 2024.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Fiscal 2024 to Fiscal 2023 Fourth Quarter Comparisons

•	Consolidated revenue of $620.6 million, compared to $677.4 million in the prior-year quarter.

•	Consolidated income from operations of $3.1 million, compared to $21.7 million in the prior-year quarter.

•	Net income of $28.0 million, compared to net loss of $20.4 million in the prior-year quarter.

•	Adjusted EBITDA of $41.5 million and Adjusted EBITDA margin of 6.7%, compared to $47.9 million and 7.1% in the prior-year quarter (see “Non-IFRS Measures” below).

•	Cash flows generated from operations of $121.2 million, compared to $95.4 million in the prior-year quarter.

•	Shipments of 450,966 tons, compared to 571,647 tons in the prior-year quarter.

•	Completed latest upgrade related to the plate mill modernization project phase two.

•	Paid quarterly dividend of US$0.05/share.

Fiscal 2024 to Fiscal 2023 Full Year Comparisons

•	Consolidated revenue of $2,795.8 million, compared to $2,778.5 million the prior year.

•	Consolidated income from operations of $167.3 million, compared to $290.5 million the prior year.

•	Net income of $105.2 million, compared to $298.5 million the prior year.

•	Adjusted EBITDA of $312.7 million and Adjusted EBITDA margin of 11.2%, compared to $452.3 million and 16.3% the prior year (see “Non-IFRS Measures” below).

•	Cash flows generated from operations of $294.4 million, compared to $177.3 million the prior year.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

•	Shipments of 2,085,465 tons, compared to 2,002,715 tons the prior year.

Michael Garcia, the Company’s Chief Executive Officer, commented, “As previously disclosed, early in the quarter our operations were impacted by a utility corridor collapse at our coke-making facility that resulted in a blast furnace shutdown. It was thanks to the decisive and professional actions taken by the entire team that we were able to bring steel production back to near normal production levels in approximately three weeks. Additionally, following the quarter’s end, our team successfully completed the planned upgrade related to the second phase of our plate mill modernization project. This upgrade is now operational and has already resulted in increased plate output, which is expected to enhance our financial performance for years to come.”

Rajat Marwah, the Company’s Chief Financial Officer, added, “During the quarter we issued an aggregate of US$350.0 million of 9.125% Senior Secured Second Lien Notes, enhancing the strength and flexibility of our balance sheet. This successful issuance reflects the positive view that credit investors have of our company and their confidence in our strategic direction and financial stability.”

Mr. Garcia concluded, “Fiscal 2025 marks a pivotal and exciting period for Algoma. We remain on track with our transformative Electric Arc Furnace project and expect to begin commissioning activities by the end of calendar 2024, heralding a new era for our company. This transition will position Algoma as one of the greenest steel producers in North America, while simultaneously delivering long-term value to all our stakeholders.”

Fourth Quarter Fiscal 2024 Financial Results

Fourth quarter revenue totaled $620.6 million, compared to $677.4 million in the prior year quarter. As compared with the prior year quarter, steel revenue was $568.1 million, compared to $609.2 million, and revenue per ton of steel sold was $1,376, compared to $1,185.

Income from operations was $3.1 million, compared to $21.7 million in the prior-year quarter. The year over year decrease was primarily due to decreased steel production, higher purchased coke use and higher natural gas use related to the January 20, 2024 collapse of a structural corridor carrying various utilities crucial for the coke oven battery and blast furnace operations.

Net income in the fourth quarter was $26.8 million, compared to a net loss of $20.4 million in the prior-year quarter. The improvement was driven primarily by the factors described above under income from operations.

Adjusted EBITDA in the fourth quarter was $41.5 million, compared with $47.9 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of 6.7%. Average realized price of steel net of freight and non-steel revenue was $1,260 per ton, compared to $1,066 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,091, compared to $934 in the prior-year quarter. Shipments for the fourth quarter decreased by 21.1% to 450,966 tons, compared to 571,647 tons in the prior-year quarter. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Full Year Fiscal 2024 Financial Results

Revenue for fiscal year 2024 totaled $2,795.8 million, compared to $2,778.5 million the prior year. Steel revenue for fiscal year 2024 was $2,545.3 million, compared to $2,550.1 million the prior year, and revenue per ton of steel sold was $1,341, compared to $1,387 the prior year.

Income from operations for fiscal year 2024 was $167.3 million, compared to $290.5 million the prior year. The year over year decrease was primarily due to increased cost of sales due to higher purchased coke use, higher natural gas use and labour costs. This was partially offset by increased revenue driven by increased steel shipment volume.

Net income for fiscal year 2024 was $105.2 million, compared to $298.5 million the prior year. The year over year decrease was driven primarily by the factors described above in respect of income from operations.

Adjusted EBITDA for fiscal year 2024 was $312.7 million, compared with $452.3 million for the prior year. This resulted in an Adjusted EBITDA margin of 11.2%. Average realized price of steel net of freight and non-steel revenue for fiscal year 2024 was $1,220 per ton, compared to $1,273 per ton in the prior year. Cost per ton of steel products sold for fiscal year 2024 was $1,018, compared to $1,004 in the prior year. Shipments for fiscal year 2024 increased by 4.1% to 2,085,465 tons, compared to 2,002,715 tons in the prior year. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

Electric Arc Furnace

In November 2021, the Company’s Board of Directors (the “Board”) authorized the Company to construct two new state of the art electric arc furnaces (“EAF”) to replace its existing blast furnace and basic oxygen steelmaking operations. The project continues to advance, with approximately $800 million of the budgeted project cost contracted. The Company continues to expect the project budget to be $825 million to $875 million, and that the completion of the EAF project will be funded with cash-on-hand, cash generated through operations, and available borrowings under the Company’s existing undrawn credit facility.

Following the transformation to EAF steelmaking, Algoma’s facility is anticipated to have an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity, which is expected to reduce the Company’s annual carbon emissions by approximately 70%.

Blast Furnace Outage

As previously disclosed, in January 2024 the Company experienced an unplanned outage at its blast furnace in connection with a utility corridor collapse at its coke-making facility. Management estimates the resultant outage negatively impacted hot metal production in the quarter by approximately 150,000 tons and reduced Adjusted EBITDA by approximately $120—$130 million. Algoma has been working closely with relevant insurance providers as they complete assessments. The amount and timing of any potential recoveries under these insurance policies are still to be determined.

Plate Mill Modernization Project

Subsequent to quarter-end, the Company successfully completed a planned upgrade related to the modernization of its plate facility. The upgrade to the mill is now substantially complete, and the operations and commercial teams are focused on ramping up the production and sales of plate products, putting the Company on a path towards our expected annual run rate capacity of over 650,000 NT.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Senior Secured Second Lien Notes

On April 5, 2024, the Company’s indirect wholly-owned subsidiary and operating company, Algoma Steel Inc. (“ASI”), issued an aggregate of US$350.0 million of 9.125% Senior Secured Second Lien Notes due April 15, 2029 (the “Notes”). ASI intends to use the net proceeds from the offering of the Notes for general corporate purposes, adding strength and flexibility to its balance sheet.

Quarterly Dividend

The Board has declared a regular quarterly dividend in the amount of US$0.05 on each common share outstanding, payable on July 19, 2024 to holders of record of common shares of the Corporation as of the close of business on July 2, 2024. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Outlook

The outlook that follows constitutes forward-looking statements (as defined below) and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially from our outlook as a result of numerous factors, including certain risk factors, many of which are beyond our control. Please see “Cautionary Statement Regarding Forward-Looking Statements” below.

In addition to the other assumptions and factors described in this news release, our outlook assumes modest improvement in steel prices consistent with the forward curve, ongoing inflationary pressures on raw material inputs, labor, and logistics costs, and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by us and are based on current expectations.

Based on our current information regarding our operations and end markets, we currently expect the following for the first quarter of fiscal 2025:

•	Adjusted EBITDA*: $30 million to $40 million

•	Total steel shipments: 500,000 to 510,000 tons

*	See Non-IFRS Measures” below.

Conference Call and Webcast Details

A webcast and conference call will be held on Friday, June 21, 2024 at 11:00 a.m. EDT to review the Company’s fiscal fourth quarter and full year results, discuss recent events, and conduct a question-and- answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Fourth Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13746955.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s audited consolidated financial statements for the years ended March 31, 2024, and March 31, 2023, and Management’s Discussion & Analysis thereon are available as part of the Company’s Annual Report on Form 40-F under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.com. These documents, along with the Company’s Annual Information Form, are also available on the Company’s website, www.algoma.com, and shareholders may receive hard copies of such documents free of charge upon request by contacting IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding fiscal 2025 first quarter total steel shipments and Adjusted EBITDA, trends in the pricing of steel, Algoma’s expectation to continue to pay a quarterly dividend, Algoma’s transition to EAF steelmaking, including the progress, costs and timing of completion of the Company’s EAF project and the Company’s expected annual raw steel production capacity and reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, , the potential impacts of inflationary pressures, labor availability, global supply chain disruptions on costs, Algoma’s modernization of its plate mill facilities (including annual plate capacity going forward), transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding the intended use of proceeds from the Company’s credit facilities and from the Notes, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non- IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, earnout and share-based compensation liabilities, transaction costs, listing expense, past service costs – pension, past service costs – post-employment benefits and share-based compensation related to performance share units. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results. See the financial tables below for a reconciliation of net income (loss) to Adjusted EBITDA.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Consolidated Statements of Financial Position

As at,	March 31, 2024	March 31, 2023
expressed in millions of Canadian dollars
Assets
Current
Cash	$97.9	$247.4
Restricted cash	3.9	3.9
Taxes receivable	20.0	—
Accounts receivable, net	246.7	291.2
Inventories, net	807.8	722.7
Prepaid expenses and deposits	80.5	94.4
Other assets	5.7	6.7

Total current assets	$1,262.5	$1,366.3

Non-current
Property, plant and equipment, net	$1,405.2	$1,081.3
Intangible assets, net	0.7	0.9
Other assets	7.6	7.1

Total non-current assets	$1,413.5	$1,089.3

Total assets	$2,676.0	$2,455.6

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$0.3	$1.9
Accounts payable and accrued liabilities	286.8	204.6
Taxes payable and accrued taxes	30.1	14.4
Current portion of other long-term liabilities	1.4	0.4
Current portion of governmental loans	16.2	10.0
Current portion of environmental liabilities	3.1	4.5
Warrant liability	44.9	57.3
Earnout liability	13.8	16.8
Share-based payment compensation liability	31.9	33.5

Total current liabilities	$428.5	$343.4

Non-current
Long-term governmental loans	$127.4	$110.4
Accrued pension liability	238.0	184.0
Accrued other post-employment benefit obligation	229.5	222.9
Other long-term liabilities	17.0	3.7
Environmental liabilities	35.2	32.3
Deferred income tax liabilities	98.0	96.7

Total non-current liabilities	$745.1	$650.0

Total liabilities	$1,173.6	$993.4

Shareholders’ equity
Capital stock	$963.9	$958.4
Accumulated other comprehensive income	267.1	313.6
Retained earnings	288.4	211.6
Contributed deficit	(17.0)	(21.4)

Total shareholders’ equity	$1,502.4	$1,462.2

Total liabilities and shareholders’ equity	$2,676.0	$2,455.6

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Consolidated Statements of Net Income (Loss)

	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$620.6	$677.4	$2,795.8	$2,778.5
Operating expenses
Cost of sales	$585.4	$630.7	$2,513.5	$2,388.7
Administrative and selling expenses	32.1	25.0	115.0	99.3

Income from operations	$3.1	$21.7	$167.3	$290.5

Other (income) and expenses
Finance income	($1.2)	($2.9)	($10.0)	($13.3)
Finance costs	9.7	4.9	25.6	17.9
Interest on pension and other post-employment benefit obligations	4.9	4.8	19.3	17.2
Foreign exchange (gain) loss	(15.8)	0.1	(1.7)	(41.1)
Change in fair value of warrant liability	(15.3)	19.4	(12.1)	(47.7)
Change in fair value of earnout liability	(3.4)	3.5	0.1	(5.9)
Change in fair value of share-based compensation liability	(4.8)	6.9	1.2	(12.7)

	($25.9)	$36.7	$22.4	($85.6)

Income (loss) before income taxes	$29.0	($15.0)	$144.9	$376.1
Income tax expense	1.0	5.4	39.7	77.6

Net income (loss)	$28.0	($20.4)	$105.2	$298.5

Net income (loss) per common share
Basic	$0.26	($0.19)	$0.97	$2.43
Diluted	$0.10	($0.19)	$0.70	$1.71

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Consolidated Statements of Cash Flows

	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
expressed in millions of Canadian dollars
Operating activities
Net income (loss)	$28.0	($20.4)	$105.2	$298.5
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	34.8	25.6	115.0	95.3
Deferred income tax (benefit) expense	(5.2)	(0.8)	1.2	(12.0)
Pension expense in excess of funding (pension funding in excess of expense)	(1.2)	1.3	(0.8)	49.6
Post-employment benefit funding in excess of expense Unrealized foreign exchange gain (loss) on:	(2.1)	(1.4)	(7.5)	(4.0)
accrued pension liability	(5.7)	(0.3)	(0.9)	(14.2)
post-employment benefit obligations	(5.8)	0.2	(0.7)	(17.7)
Finance costs	9.3	4.9	25.2	17.9
Loss on disposal of property, plant and equipment	0.5	0.1	0.5	0.1
Interest on pension and other post-employment benefit obligations	4.9	4.8	19.3	17.2
Interest on finance lease	0.3	0.1	0.4	0.1
Accretion of governmental loans and environmental liabilities	7.8	3.3	19.2	13.0
Unrealized foreign exchange (gain) loss on government loan facilities	(3.4)	0.4	(0.7)	(7.6)
(Decrease) increase in fair value of warrant liability	(15.3)	19.4	(12.1)	(47.7)
(Decrease) increase in fair value of earnout liability	(3.4)	3.5	0.1	(5.9)
(Decrease) increase in fair value of share-based payment compensation liability	(4.8)	6.9	1.2	(12.7)
Other	(0.9)	(4.5)	4.7	(7.6)

	$37.8	$43.1	$269.3	$362.3
Net change in non-cash operating working capital	84.1	52.3	33.1	(178.7)
Share-based payment compensation and earnout units settled	—	—	(2.5)	(4.6)
Environmental liabilities paid	(0.7)	—	(5.0)	(1.7)

Cash generated by operating activities	$121.2	$95.4	$294.9	$177.3

Investing activities
Acquisition of property, plant and equipment	($120.4)	($103.4)	($490.1)	($371.1)

Cash used in investing activities	($120.4)	($103.4)	($490.1)	($371.1)

Financing activities
Bank indebtedness (repaid) advanced, net	($5.1)	($10.5)	($1.7)	$1.8
Transaction costs on bank indebtedness	—	—	(1.7)
Governmental loans received	15.5	33.1	74.8	63.3
Repayment of governmental loans	(2.5)	(2.5)	(10.0)	(10.0)
Interest paid	(0.1)	(0.1)	(0.3)	(0.2)
Dividends paid	(7.1)	(7.1)	(27.9)	(30.7)
Common shares repurchased and cancelled	—	—	—	(553.2)
Other	(0.4)	(0.3)	11.2	(3.0)

Cash generated by (used in) financing activities	$0.3	$12.6	$44.4	($532.0)

Effect of exchange rate changes on cash	$2.1	($1.9)	$1.3	$57.9
Cash
Increase (decrease) in cash	3.2	2.7	(149.5)	(667.9)
Opening balance	94.7	244.7	247.4	915.3

Ending balance	$97.9	$247.4	$97.9	$247.4

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

	Three months ended March 31,		Year ended March 31,
millions of dollars	2024	2023	2024	2023
Net income (loss)	$28.0	($20.4)	$105.2	$298.5
Depreciation of property, plant and equipment and amortization of intangible assets	34.8	25.6	115.0	95.3
Finance costs	9.6	4.9	25.6	17.9
Interest on pension and other post-employment benefit obligations	4.9	4.8	19.3	17.2
Income taxes	1.0	5.4	39.7	77.6
Foreign exchange (gain) loss	(15.8)	0.1	(1.7)	(41.1)
Finance income	(1.2)	(2.9)	(10.0)	(13.3)
Inventory write-downs (depreciation on property, plant and equipment in inventory)	(3.9)	(3.8)	(0.5)	1.1
Carbon tax	6.4	2.9	24.6	7.2
(Decrease) increase in fair value of warrant liability	(15.3)	19.4	(12.1)	(47.7)
(Decrease) increase in fair value of earnout liability	(3.4)	3.5	0.1	(5.9)
(Decrease) increase in fair value of share-based payment compensation liability	(4.8)	6.9	1.2	(12.7)
Share-based compensation	1.2	1.5	6.3	4.9
Past service costs - pension benefits	—	—	—	49.5
Past service costs - post-employment benefits	—	—	—	3.8
Adjusted EBITDA (i)	$41.5	$47.9	$312.7	$452.3

Net Income (Loss) Margin	4.5%	(3.0%)	3.8%	10.7%

Net Income (Loss) / ton	$62.1	($35.7)	$50.4	$149.0

Adjusted EBITDA Margin (ii)	6.7%	7.1%	11.2%	16.3%

Adjusted EBITDA / ton	$92.0	$83.8	$149.9	$225.9

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901